April 5, 2006

Mail Stop 4561

Carl Ritter
Chief Executive Officer
Carbiz, Inc.
7405 North Tamiami Trail
Sarasota, FL 34243

**Re: Carbiz, Inc.
        Registration Statement on Form SB-2
        Amendment No. 1 filed March 8, 2006
        Registration No. 333-129408**

Dear Mr. Ritter:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We re-issue prior comment 5 that asked that you include a price or price range at which selling securityholders may sell their shares pursuant to this registration statement prior to a market developing on the OTC Bulletin Board. Since there is no assurance that the trading price on the OTC Bulletin Board will be substantially the same as the trading price on the TSX, please include a pricing range or an expected range of deviation from a recent trading price on the TSX at which selling securityholders may sell their shares prior to quotation on the OTC Bulletin Board.

Risk Factors

If we do not achieve a quotation of our common shares on the Over-the-Counter…page 6

2.   Please update your disclosure under this heading and any other relevant portion of
        the prospectus in light of the fact that your common shares will not be quoted by
        April 6, 2006. Please specify whether you were able to obtain a waiver from the
        debenture holders and, if so, the material terms of such waiver, including any
        penalties you are subject to.

The concentration of common share ownership by our directors, officers…page 9

3.   We re-issue the first part of prior comment 21 that requested that you separately
        disclose the aggregate ownership of officers and directors. In addition, please
        confirm that the information under this heading is consistent with the information
        found on page 49 that shows the aggregate ownership of officers, directors and 5
        percent stockholders to be less than what is presented here.

Federal and state regulations of loans made in anticipation of tax refunds…page 17

4.   In your response to previous comment 29, please discuss more specifically any
        material impact of the North Carolina regulations on your business. Currently, it
        is unclear whether the regulation has had the impact of preventing you from
        operating the Tax Max segment of your business in North Carolina or whether it
        has slowed your Tax Max business in that region, and if so, to what extent
        specifically.

Management

Escrowed Share Table, page 47

5.   We note that the escrowing of these shares was required by the TSX Venture
        Exchange. Please disclose whether having your securities quoted on the OTC
        Bulletin Board changes the release schedule noted here. If all shares will be
        released upon the quotation of your common shares on the OTC Bulletin Board,
        please disclose this and include comparable disclosure regarding the dilutive
        effect this would have on existing stockholders.

Security Ownership of Certain Beneficial Owners and Management, page 48

6.   Please ensure that all 5 percent owners are included in this table. We note from
        the Selling Securityholders table that Jon Kochevar and Vicis Capital Master
        Fund appear to be 5 percent holders of your common stock. In addition, it
        appears that, based on an aggregate of 51,714,329 outstanding common shares

(which includes the conversion of the debentures) officers and directors own well over 50 percent of the total issued and outstanding common stock, rather than 47.7 percent. Please revise or advise us as to how you calculated this.

Audited Financial Statements

General

7.   Please continue to monitor the updating requirements of Item 310(g) of Regulation S-B.

Consolidated Statements of Operations, page 2 of 28

8.   In your next amendment please separately disclose revenues and cost of revenues by type on the face of the income statement as required by Question 1 of SAB Topic 13.B.

Consolidated Statements of Cash Flows, page 4 of 28

9.   In your next amendment please disclose the gross changes in your working capital balances on the face of your cash flow statement.

Note 11 – Convertible Debenture, page 18 of 28

10.   We note your response to our previous comment 57. Please tell us what will happen to the Convertible Debentures if the registration statement does not go effective and you are not listed on the OTCBB. In that event, tell us if:
   •   the debt will remain debt and the conversion features lapse,
   •   there are any additional penalties you would incur, and if so, the amount of penalties, and
   •   you could settle the debt with unregistered shares.

11.   Please disclose on the face of the balance sheet in the equity section that you have an unlimited number of unauthorized shares of common stock.

12.   We note your response to our previous comment 58. Please disclose that the additional warrants were not issued and why the additional warrants were not issued. Also disclose if any inducement was offered to the holders of the 2004 Convertible Debentures in lieu of receiving the additional warrants.

Unaudited Financial Statements

Note 5 – Convertible Debenture, page 8

13.   We note your response to our previous comment 62. Please provide us with your analysis under EITF 96-19 and 05-7 that details the specific factors that lead you to account for the exchange of the 2004 Convertible Debentures for the 2005 Convertible Debentures as a modification rather than an extinguishment. Provide us with a calculation of the future cash flows compared to historical cash flows in order to distinguish whether the exchange constituted an extinguishment or a modification. In addition, please provide us your calculation of the fair values of the Convertible Debentures and the conversion features for both the 2004 and 2005 Convertible Debentures.

14.   Please tell us what happened to the warrants and any additional warrants that had to be issued because you were not listed by April 10, 2005 related to the debt that was repaid from the proceeds of the 2005 Convertible Debenture. Disclose the number of additional warrants you must issue. In addition, please disclose the status of these warrants in your financial statements.

15.   Disclose your accounting for the additional warrants. It does not appear that you recorded the additional warrants in your financial statements. Please explain the basis for their non-recordation, as it appears you have incurred a liability to issue the additional warrants offset by a deferred expense for the fair value of the additional warrants. The deferred expense should be amortized over the remaining life of the debentures to their original due date of October 12, 2005. See Issue 7 of EITF 00-27.

Note 6 – Related Party Transactions, page 11

16.   We have considered your response to comment 61 and request further clarification on how you determined consolidation was appropriate under FIN 46(R). Advise us how you determined the joint venture was a variable interest entity under paragraph 5 of FIN 46(R).

Recent Sales of Unregistered Securities, page II-1

17.   We note in your response to previous comment 65 that you issued convertible debentures to only 4 individuals and that disclosure elsewhere indicates that other investors in the original purchase of the debentures in 2004 were paid out because they did not wish to extend the maturity date. However, it appears that the selling shareholder table reflects the resale of shares underlying the debentures by more than 4 persons. Please advise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Thomas Flinn, Accounting Examiner, at 202-551-3469 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Thomas M. Rose, Esq. (*via facsimile)*